Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary describes the Common Stock, $0.0001 par value per share, and Preferred Stock Purchase Rights of Manitex International, Inc. (the “Company,” “we,” “our,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (i) our Articles of Incorporation, as amended (the “Articles”), (ii) our Amended and Restated Bylaws (the “Bylaws”) and (iii) the Rights Agreement, dated as of October 17, 2008, between the Company and American Stock Transfer & Trust Company, LLC, as amended by that certain First Amendment to Rights Agreement, dated as of May 24, 2018, and that certain Second Amendment to Rights Agreement, dated as of October 2, 2018 (as amended, the “Rights Agreement”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. We encourage you to read our Articles, our Bylaws, the Rights Agreement and the applicable provisions of the Michigan Business Corporation Act for additional information.

Authorized Capital Shares

Our authorized capital stock consists of 25,000,000 shares of common stock, no par value per share and 150,000 shares of preferred stock, no par value per share. As of December 31, 2019, there were 19,713,185 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Common Stock

Voting Rights.  Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with Michigan law, the affirmative vote of a majority of the shares cast at a duly held meeting at which a quorum is present shall be the act of the shareholders. The presence at the meeting, by person or by proxy, of the holders of record of a majority of shares issued and outstanding and entitled to vote will constitute a quorum for transacting business.

Dividend Rights.  The holders of such common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends, subject to the prior rights or preferences applicable to any preferred stock then outstanding. The Company has not declared or paid any cash dividends on its common stock and the Company does not presently intend to pay any cash dividends in the foreseeable future.

Liquidation Rights.  If we are liquidated, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Other Rights and Preferences.  Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Listing.  Our common stock currently trades on the NASDAQ Capital Market under the symbol “MNTX.”

Preferred Share Purchase Rights

For each share of our common stock, there is one preferred share purchase right (a “Right”). Each Right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, no par value (“Preferred Shares”), at a price of $35.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Purchase Price”). As long as the Rights are attached to the common stock, we will issue one Right for each share of common stock, so that all such shares will have attached Rights. We initially reserved 125,000 Preferred Shares for issuance upon exercise of the Rights.

Until the earlier to occur of (i) the “Shares Acquisition Date,” which is the date 10 days following a public announcement that a person or group of affiliated or associated persons (other than us, any of our subsidiaries or any of our employee benefit plans or certain holders of our common stock as of the date of the Rights Agreement) has acquired beneficial ownership of 15% (or, in the case of certain holders, 30%) or more of outstanding shares of common stock (such person, an “Acquiring Person”), or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than us, any of our subsidiaries or any of our employee benefit plans) of 15% (or, in the case of certain holders, 30%) or more of outstanding shares of common stock (the earlier of such dates being called the “Distribution Date”), the Rights will not be exercisable, will be evidenced by the certificates for shares of common stock, and are transferable only together with the shares of common stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights will expire on September 13, 2028 (the “Final Expiration Date”), unless we redeem or exchange the Rights earlier, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular annual cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon the exercise of Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Preferred Share will have one vote per share, voting as a separate class on all matters submitted to holders of common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of common stock. These Rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of our common stock.

In the event that any person becomes an Acquiring Person (a “Flip In Event”), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of common stock (or, in certain circumstances, cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) we are acquired in a merger or other business combination transaction or (ii) 50% or more of our consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common stock, our board of directors may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). At any time prior to a person becoming an Acquiring Person, our board of directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Other than amendments that would change the Redemption Price, the Purchase Price or the Final Expiration Date of the Rights, the terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of common stock then outstanding equal to or in excess of the new threshold, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, at any time until a person becomes an Acquiring Person redeem all but not less than all of the then-outstanding Rights at $.001 per Right.

Anti-Takeover Provisions

Provisions of our Articles and Bylaws, Michigan law, and the Rights Agreement could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial to you. These provisions could discourage potential takeover attempts and could adversely affect the market price of our shares. Because of these provisions, you might not be able to receive a premium on your investment.

Preferred Stock.  Our Articles empower our board of directors to issue up to 150,000 shares of preferred stock from time to time in one or more series. We may issue one or more series of preferred stock, with designations, powers, preferences and other rights and qualifications, limitations or restrictions as may be approved by our board of directors, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;
•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;
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the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;
•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;
•	any preferential amount payable upon the shares of the series in the vent of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and
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the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

Board Vacancies.  Our Bylaws provide that vacancies in the Board of Directors may be filled by the remaining directors, though less than a quorum, until the next annual meeting of shareholders, at which time the shareholders shall fill the vacancy.

Special Meetings.  Our Bylaws provide that a special meeting of shareholders may be called at any time by the Chairman of the Board, the President, a majority of the Board of Directors, or by holders of a majority of the outstanding shares of the Company having the right to vote at such meeting.

Business Combination Provisions under Michigan Law.  Chapter 7A of the Michigan Business Corporation Act may affect attempts to acquire control of us.  Under Chapter 7A, business combinations between us or any subsidiaries and an interested shareholder can only be consummated if approved by (i) at least 90% of the votes of each class of our shares entitled to vote and (ii) at least two-thirds of those voting shares not held by the interested shareholder or its affiliates, unless five years have lapsed after the person involved became an interested shareholder and unless certain price and other conditions are satisfied. “Business combinations” are defined to include, among other transactions, the merger, disposition of assets or shares, dissolution or liquidation, reclassification of securities and recapitalization. An “interested shareholder” is defined as the direct or indirect beneficial owner of at least 10% of the voting power of our outstanding shares.

Limitation of Liability and Indemnification

The Company is organized under the Michigan Business Corporation Act, which generally empowers Michigan corporations to indemnify a person that is a party, or threatened to be made a party, to any civil, criminal, administrative or investigative action, suit or proceeding, whether formal or informal (other than actions by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or of another enterprise serving at such corporation’s request, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

In a derivative action, the Michigan Business Corporation Act provides that indemnification may be made for expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by the director, officer, employee or agent in connection with the action or suit only if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; except that no indemnification is available if such person has been found liable to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines upon application that the defendant director or officer is fairly and reasonably entitled to indemnity. If a director or officer is successful in defending a derivative action, the Michigan Business Corporation Act requires that a Michigan corporation indemnify such director or officer against any expenses actually and reasonably incurred in the action.

The Michigan Business Corporation Act permits Michigan corporations to eliminate or limit the personal liability of directors, except liability for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or its shareholders; (iii) a violation of Section 551 of the Michigan Business Corporation Act, which pertains to unlawful payments of dividends, stock purchases or redemptions; and (iv) an intentional criminal act.

We have adopted provisions in our Amended and Restated Bylaws that provide for indemnification to the fullest extent permitted by applicable law. In addition, we maintain directors and officers liability insurance coverage for our directors and officers that will provide for damages, judgments, settlements, defense costs, charges and expenses incurred by reason of any actual or alleged breach of duty, error, misstatement, misleading statement or omission done or made in their capacities as directors and/or officers of the Company.